FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 6, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

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This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

RBS reaches LIBOR settlements

6 February 2013

The Royal Bank of Scotland Group (“RBS”) has reached a settlement with the Financial Services Authority (“FSA”) in the United Kingdom, the United States Commodity Futures Trading Commission (“CFTC”) and the United States Department of Justice (“DOJ”), in relation to investigations into submissions, communications and procedures around the setting of the London Interbank Offered Rate (“LIBOR”).  RBS has agreed to pay penalties of £87.5 million, $325 million and $150 million to the FSA, CFTC and DOJ respectively, to resolve the investigations. As part of the agreement with the DOJ, RBS plc has entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR.  RBS Securities Japan Limited (“RBSSJ”) has also agreed to enter a plea of guilty to one count of wire fraud relating to Yen LIBOR.

Regulatory findings

The investigations uncovered wrongdoing on the part of 21 employees, predominantly in relation to the setting of the bank’s Yen (JPY) and Swiss Franc (CHF) LIBOR submissions.

The key findings from the investigations are as follows:

■	JPY and CHF derivative traders sought to influence the Bank's JPY and CHF LIBOR setters in the period October 2006 to November 2010;

■	Two RBS traders based in London colluded with other banks and brokers in making and receiving requests for higher and lower JPY and CHF LIBOR;

■	RBS's JPY, CHF and US Dollar money market traders on occasion considered their own money markets books as a factor in their LIBOR submissions.

The findings also highlight serious failures in the controls and risk management systems RBS had in place. However, none of the regulators in question concluded that RBS, as a firm, had engaged in any deliberate misconduct. There are no findings that anyone beyond individual traders and, in some instances, their immediate supervisors, was aware of, or instructed, any deliberate manipulation of submissions, nor is there any finding that RBS suppressed LIBOR submissions at the direction of senior management.

The detailed findings of the regulatory investigations are set out fully in the final notices published on the FSA’s, CFTC’s and DOJ’s respective websites.

Philip Hampton, RBS Chairman, said:

"The RBS Board acknowledges that there were serious shortcomings in our systems and controls and also in the integrity of a small group of our employees. This is a sad day for RBS, but also an important one in continuing to put right the mistakes of the past.

“We have to fix the culture in the banking industry. The most important part of that is focusing our efforts on the needs of our customers and acting with integrity. And it also involves facing up to the Bank’s past failings, no matter how uncomfortable that is. That is why those responsible have left the organisation or been subject to disciplinary action.  The Board has also used all means possible to ensure the gravity of this issue is reflected in the remuneration received by employees.  No one should be left in any doubt about how seriously RBS takes these failings.

“Although this wrongdoing went undetected for longer than we would have wished, in this and across all risk areas we are working hard to root out bad practices and put them right for the future. This process has no short cuts but does have our full attention."

Stephen Hester, RBS Group Chief Executive, said:

“I want to speak very clearly and on behalf of the 137,000 employees of RBS. We condemn the behaviour of the individuals who sought to influence some LIBOR currency settings at our bank from 2006-10.  There is no place at RBS for such behaviour.

“We are also determined to correct the broad range of control and risk management failures that originated in RBS during the financial boom years. LIBOR manipulation is one example. This is a painstaking task undertaken carefully and diligently over five years.  We know that we cannot detect and solve every problem as fast as we would like.  But our commitment is absolute.  We are dedicated to creating a safe and secure RBS that serves customers well and that, in the right way, creates value for those who rely on us.

“LIBOR manipulation is an extreme example of a selfish and self-serving culture that took hold in parts of the banking industry during the financial boom. We will use the lessons learned from this episode as further motivation to reject and change the vestiges of that culture. RBS is making substantial progress overall. Today's announcement is not the first and will not be the last reminder of the scale of the changes that need to be made. But our determination to clean up RBS for all is undiminished."

Management actions

Today’s resolutions relate to industry-wide investigations into the setting of LIBOR rates across a range of currencies. Since such investigations began in 2010 the bank has reviewed more than 11 million documents, over 1,600 hours of audio recordings and conducted more than 100 employee interviews.

RBS has offered its full cooperation to regulators throughout. The FSA, CFTC and DOJ have acknowledged the bank's cooperation. As wrongdoing was identified, RBS acted swiftly to report improper conduct to the authorities.  The majority of issues were identified by RBS’s own internal investigations.

Since becoming aware in 2011 of improper conduct in connection with rate setting, RBS management has taken action to strengthen significantly the systems and controls governing its LIBOR submissions.  For example: RBS has created an independent and ring-fenced rate setting team; all relevant staff are obliged to undertake a comprehensive training programme; new preventative and detective controls have been put in place that include monitoring and statistical checking of submissions by independent personnel within RBS; and, a Rate Setting Review Board has been created to oversee the submission process.

Regulation of LIBOR continues to evolve and in September 2012 the FSA published its first assessment of the regulatory reforms required via the Wheatley review. RBS is committed to full compliance with the rate setting standards contemplated in the Wheatley review and required by the CFTC.

The Board has taken the following action to ensure full and proper accountability:

•
All 21 wrongdoers referred to in the regulatory findings have left the organisation or been subject to disciplinary action. Five have been dismissed for LIBOR related misconduct, including one manager. Seven have been severely disciplined or are going through a disciplinary process. Eight left the organisation before disciplinary action could be taken and one was dismissed for misconduct not related to these findings.  In addition, two managers with supervisory responsibilities have also left the Group.

•
Individuals found culpable have left the bank with no 2012 bonus and full claw-back of any outstanding past bonus awards applied. Supervisors with accountability for the business but no knowledge or involvement in the wrongdoing have received zero bonuses for 2012 and a range of claw-back from prior years depending on specific findings. Further reduction of bonus and long term incentive awards and prior year bonus claw-back have been made across RBS and particularly in the Markets division to account for the reputational damage of these events and the risk of additional outstanding legal and regulatory action.

•
The RBS Remuneration Committee has made full use of the tools provided by our reformed pay and bonus policies. The cumulative impact of the Board’s actions (which include present and future year bonus reductions, claw-back of prior year awards, and reduction of Long Term Incentive awards) is a deduction from employee incentive pay of c£300 million, with the Markets division bearing the greatest cost.

•
John Hourican, Chief Executive of the Markets and International Banking division, will leave the bank. This was a difficult decision. While John had no involvement in or knowledge of the misconduct, and very notable business achievements while in office, both John and the Board felt it was right that he leave the organisation in recognition of the management issues identified in relation to this settlement and the impact on the Group’s reputation. John will leave the business after handing over his responsibilities. He will receive 12 months’ notice and his other contractual entitlements, however, he will forfeit all his unvested bonus and Long Term Incentive Plan awards that are subject to claw-back.

RBS’s Markets business has been dramatically shrunk since 2008. In aggregate, the Markets division is now some 20 per cent of RBS’s capital usage with Retail and Commercial Banking 80 per cent.  Last year, an exit from the Equities and M&A Advisory business lines was announced and the Markets business will shrink further to streamline resource usage and prepare for the impacts of ring-fencing on capital and funding.  In the new regulatory environment, the goal of this smaller, more efficient Markets division is to help serve the needs of the Group’s core corporate customers. This is especially important in the UK where RBS supports more businesses than any other bank.

RBS will continue to cooperate in the investigations by the FSA, CFTC and DOJ, as well as investigations by various other governmental, regulatory and competition authorities. The other authorities include the European Commission and the Japan Financial Services Agency. The settlement with the authorities outlined above will not impact the capital or liquidity status of RBSSJ, or affect RBS's continued commitment to RBSSJ or its Japanese operations.

For further information contact:

RBS Group Investor Relations Richard O'Connor, Head of Investor Relations +44 207 672 1758	RBS Group Media Relations +44 131 523 4205

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBSSJ's regulatory capital  and liquidity positions under certain specified scenarios.  In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, judicial, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or the Group's actual results are discussed in RBS's UK Annual Report and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	February 6, 2013	By:	/s/ Alan Mills
			Name:	Alan Mills
			Title:	Assistant Secretary